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            PUBLIC BID OUTSTANDING COMMON SHARES IN BAAN COMPANY N.V.

                                      OFFER

On 31 May 2000 Invensys plc. has announced the terms on which it will make a public offer ("Offer") on all outstanding shares ("Shares") with par value of NLG 0.06 per Share in the capital of Baan Company N.V.. Invensys will make the Offer by means of its 100% subsidiary, Invensys Holdings Limited. Shareholders of Baan Company N.V. who accept the Offer, will receive Euro 2.85 in cash for each tendered Share if the Offer is honoured.

                                  TENDER PERIOD

The period during which the Shares may be tendered starts on 19 June 2000 and expires on 13 July 2000 at 3 p.m. Netherlands time, unless the Offer is extended.

                                  HOW TO TENDER

Shareholders of Baan Company N.V. who hold their Shares through a bank or broker need to tender their Shares by 13 July 2000 at 3 p.m. at the latest, unless the Offer is extended, via their bank or broker to ABN AMRO (who acts in this transaction solely as "Exchange Agent" or "Receiving Agent"), at Herengracht 595, Amsterdam.

                               HONOURING THE OFFER

As soon as possible after the termination of the period during which the Shares may be tendered, however, not later than the fifth trading day thereafter, Invensys will announce whether or not it will honour the Offer. All announcements in connection with the Offer will be published as soon as possible after the announcement in the official price list of the Amsterdam Exchanges N.V. or in one or more national newspapers.

                                     PAYMENT

If Invensys honours the bid, payment will take in the third day after the day it has announced the honouring of the bid.

                                   SEATHOLDERS

Seatholders of the Amsterdam Exchanges may tender Shares in writing only. By tendering the seatholders declare that they have the tendered Shares in their possession and that they undertake to transfer tendered Shares if the Offer will be honoured. Invensys will pay a fee to the seatholders in accordance with annex II of the Regulation Seatholders AEX Stock Exchanges, with a maximum of Euro 15,000 for each deposit.

                                OFFER MEMORANDUM

The English offer memorandum that contains all conditions to the Offer as well as a Dutch summary thereof, are expected to be available as from or about 19 June 2000 at ABN AMRO,
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Securities Department AF 0554, at Herengracht 595 in Amsterdam (telephone
020-628 33 20, fax 020-628 36 46).

                                  RESTRICTIONS

The Offer and the distribution and publication of the offer memorandum may be subject to legal restrictions in some jurisdictions. Anyone who gets possession of an offer memorandum should make inquiries of such restrictions and should take these into account. Invensys and Baan Company N.V. do not accept any responsibility for any breach of such restrictions by any person or party.

Amsterdam 14 June 2000

                                                          [Logo of Invensys plc]


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